NEWS RELEASE

April 22, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

94.49 METERS GRADING 2.09 G/T GOLD

 INTERSECTED AT CABALLO BLANCO PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to report that it has received assay results from core holes 08CBN-004 and 08CBN-005 from operating partner Canadian Gold Hunter Corp. (“CGH”; CGH:TSX) from the Cerro la Paila gold target on the Caballo Blanco project in Veracruz, Mexico. Core hole 08CBN-004 intersected 94.5 meters grading 2.09 g/t Au, including 39.62 metres grading 3.93 g/t gold, in iron-oxide-cemented silica breccias. The hole was abandoned due to difficult drilling conditions in massive silica breccia at 203.61 metres. Drill hole 08CBN-005 was completed to a depth of 273.71 meters, where it was abandoned in bad ground in silica breccias. The hole assayed 0.53 g/t gold over a length of 131.06 metres, within which a higher grade section grades 1.08 g/t gold over 24.38 meters.

J.D. Poliquin, Chairman of Almaden, commented, “We at Almaden are very pleased with the work being conducted by our partner Canadian Gold Hunter and are very encouraged by these results. We look forward to the results to come from the aggressive drill program now underway. CBN-004 is the best hole drilled to date on the project. The gold intercept occurs in silica breccias directly below a barren, clay-altered volcanic cap rock, so we think we are right at the top of the mineralized system. It also confirms the high-grade potential of the Cerro la Paila target”

Complete assay results for 08CBN-004 and 005 are listed below.

Drill Hole	Az/Angle	Depth (m)	Interval (m)	Width (m)	Au g/t	Ag g/t

07CBN-004	080°/-80°	203.61	77.11-171.60	94.49	2.09	1.4
including			128.93-168.55	39.62	3.93	2.3

08CBN-005	090°/-80°	273.71	81.69-212.75	131.06	0.53	1.4
including			84.73-138.07	53.34	0.79	2.3
including			113.69-138.07	24.38	1.08	2.0

Two core rigs currently are operating in the Cerro la Paila gold target, a zone of very high resistivity defined by detailed I.P. The resistivity anomaly extends over a N-S distance of 800 to 900 metres with widths up to 450 metres (see attached map) and substantial, but as yet undetermined, depth extent. In places, the resistivity anomaly is buried below low-resistivity volcanic rocks. Where the resistivity high extends to surface, iron-rich silica breccias are exposed and gold soil and rock geochemical anomalies are extensive. The great bulk of the buried resistivity anomaly lies to the south of the section line on which CBN-004 occurs and has yet to be tested by drilling.

The Company (CGH) can earn a 70 per cent interest in the Caballo Blanco project from Almaden Minerals Ltd. by spending US$12 million over a period of six years.

Under the terms of a 2007 agreement, CGH has an option to earn a 70% interest in the Caballo Blanco project from Almaden by issuing 1 Million shares of CGH (completed), making a US$500,000 payment (completed), spending US$12.0 Million on the project over 6 years (of which US$1.5 Million is a firm commitment) and funding all ongoing costs required for the completion of a bankable feasibility study.

The geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples and various duplicates are inserted in each batch of assays. Drill core samples are cut by saw on site and sample splits are shipped for preparation to ALS Chemex in Guadalajara, Mexico. Sample pulps are sent to ALS Chemex in North Vancouver, B.C., Canada and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices. True thicknesses are not accurately known at this time; in some cases they may be less than the core lengths reported.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

08CBN-007
08CBN-006
171.7m
238m
CB05-03
0.70g/t incl. 1.14g/t
214.0m 108.0m
CB06-03
0.80g/t incl. 1.70g/t
230.0m 76.0m
CB05-01
0.11g/t
136.6m
0.20g/t
222.0m
136m
72m
CB05-02
CB06-02
301m
08CBN-008
CB06-01
0.70g/t incl. 1.00g/t
206.6m 92.6m
236m
0.30g/t
72.0m
08CBN-005
207m
273.7m
RESISTIVITY HIGH
08CBN-004
08CBN-003
246.8m
293.5m
07CBN-002
203.6m
0.53g/t incl. 0.79g/t incl. 1.08g/t
131.1m 53.3m 24.4m
2.09g/t incl. 3.93g/t
94.5m 39.6m
1.08g/t incl. 2.63g/t
82.3m 16.8m
0.60g/t incl. 0.76g/t and incl. 1.01g/t
216.4m 65.5m 24.4m
RESISTIVITY
08CBN-009
road
0 50 100 metres
g/t Gold
≥ 2.00
1.00 - 1.99
0.50 - 0.99
0.10 - 0.49
0.05 - 0.09
(anomalous)
ddh
ddh (results pending)
ddh (in progress)

UNITED STATES OF AMERICA
MEXICO
Caballo Blanco
Veracruz
Mexico City
BELIZE

Section 4290N
08CBN-004
08CBN-003
07CBN-002
Silicification (surface mapping)
Top of Silicification
500 m
450 m
400 m
350 m
300 m
0.76g/t
65.5m
1.03g/t
13.3m
0.14g/t
30.5m
0.60g/t
216.4m
2.09g/t
94.5m
2.63g/t
16.8m
3.93g/t
39.6m
1.08g/t
82.3m
1.01g/t
24.4m
0.12g/t
35.1m
203.6m
0.07g/t
86.8m
293.52m
246.89m
768,300 mE
768,400 mE
768,500 mE

Canadian Gold Hunter Corp.

2008 Drill Results (up to 08CBN-005)

Cerro La Paila
Caballo Blanco Project
Mexico